UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Surrozen, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

86889P208

(CUSIP Number)

October 31, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86889P208		13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON StemPoint Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 377,756
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 427,776
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,776
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 86889P208		13G	Page 3 of 10 Pages
1	NAME OF REPORTING PERSON StemPoint Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 377,756
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 427,776
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,776
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86889P208		13G	Page 4 of 10 Pages
1	NAME OF REPORTING PERSON Michelle Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 377,756
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 427,776
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,776
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%
12	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer:

Surrozen, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

171 Oyster Point Blvd, Suite 400, South San Francisco, California 94080

Item 2(a)	Name of Person Filing:

This filing is being jointly filed by StemPoint Capital, LP, StemPoint Capital Management GP, LLC, and Michelle Ross (the “Reporting Persons”).

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of each of the Reporting Persons is:

520 Madison Avenue, 19th Floor

New York, NY 10022

Item 2(c)	CITIZENSHIP

StemPoint Capital, LP is a limited partnership organized under the laws of the State of Delaware.

StemPoint Capital Management GP, LLC is a limited liability company organized under the laws of the State of Delaware.

Michelle Ross is a citizen of the United States of America.

Item 2(d)	TITLE OF CLASS OF SECURITIES

Common stock, $0.0001 par value per share (“Share”)

Item 2(e)	CUSIP NUMBER

86889P208

Item 3	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	OWNERSHIP:

(a) Amount Beneficially Owned: Items 5 - 9 of each cover page are incorporated by reference. Each Reporting Person may be deemed to be the beneficial owner of 427,776 Shares, which amount consists of 293,118 of Shares and 134,658 Shares issuable upon the exercise of Warrants.

(b) Percent of Class: Each Reporting Person may be deemed to beneficially own 12.8% of the Shares, which is calculated based on 3,205,852 Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 12, 2024, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or to direct the vote: Shared power to vote or direct the vote: 377,756. Comment: Sole Voting Power includes 134,658 warrants beneficially owned by the Reporting Persons.

(iii) Sole power to dispose or to direct the disposition of: Sole power to dispose or direct the disposition of: -0-

(iv) Shared power to dispose or to direct the disposition of: Shared power to dispose or direct the disposition of: 427,776. Comment: Sole Dispositive Power includes 134,658 warrants beneficially owned by the Reporting Persons.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10	CERTIFICATION:

By signing below each Reporting Person certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 1, 2024

StemPoint Capital LP

By:	StemPoint Capital Management GP LLC
Its General Partner

By:	/s/ Sean C. Tan
	Name:	Sean C. Tan
	Title:	Authorized Signatory

StemPoint Capital Management GP LLC

By:	/s/ Sean C. Tan
	Name:	Sean C. Tan
	Title:	Authorized Signatory

/s/ Michelle Ross
Michelle Ross

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

November 1, 2024

StemPoint Capital LP

By:	StemPoint Capital Management GP LLC
Its General Partner

By:	/s/ Sean C. Tan
	Name:	Sean C. Tan
	Title:	Authorized Signatory

StemPoint Capital Management GP LLC

By:	/s/ Sean C. Tan
	Name:	Sean C. Tan
	Title:	Authorized Signatory

/s/ Michelle Ross
Michelle Ross